Exhibit 99.1

Innate Pharma Presents Data From Ongoing Phase 2 TELLOMAK Trial Demonstrating Clinical Activity of Lacutamab in Advanced Mycosis Fungoides

Preliminary data set presented at EORTC CLTG annual meeting confirms clinical activity and favorable safety profile of lacutamab in patients with mycosis fungoides who express KIR3DL2 and who were previously treated with at least two lines of systemic therapy

MARSEILLE, France--(BUSINESS WIRE)--September 23, 2022--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that lacutamab, an anti-KIR3DL2 antibody, demonstrated clinical responses in patients with mycosis fungoides (MF), in the ongoing Phase 2 TELLOMAK clinical trial.

The results will be shared in an oral presentation at the EORTC CLTG1 Annual Meeting, taking place from 22-24 September 2022 in Madrid, Spain, presented by Pr. Martine Bagot, Head of the Dermatology Department, Saint Louis Hospital, Paris.

As of the March 4, 2022 data cutoff, patients in the KIR3DL2-expressing MF patients (cohort 2) received a median of 4 prior systemic therapies, and had a median follow-up of 12.2 months. In the KIR3DL2 non-expressing cohort (cohort 3), patients received a median of 4.5 prior systemic therapies and had a median follow-up of 13.8 months.

Results showed that lacutamab produced a global objective response rate (ORR) of 28.6% (95% confidence interval [CI], 13.8-50.0) in the KIR3DL2-expressing MF patients (n=21), including 2 complete responses and 4 partial responses. Results from the KIR3DL2 non-expressing cohort 3 are also presented.

“We are pleased to see that lacutamab continues to show clinical activity in these heavily-pretreated patients with mycosis fungoides, confirming our hypothesis that lacutamab, a KIR3DL2 targeted agent, could provide benefit to patients with tumors expressing the target,” said Joyson Karakunnel, M.D., MSc, FACP, Chief Medical Officer of Innate Pharma. “ We look forward to sharing final data from the TELLOMAK Phase 2 trial in both Sézary syndrome and mycosis fungoides in 2023 and progressing the two additional trials that are ongoing with lacutamab in Peripheral T cell lymphoma.”

“Treatment options are limited for patients with advanced stage mycosis fungoides, and cutaneous T-cell lymphomas,” said Pr. Martine Bagot, Head of the Dermatology Department, Saint Louis Hospital, Paris, and investigator in the TELLOMAK study. “The clinical responses and favorable safety profile observed in the TELLOMAK Phase 2 study, along with the skin responses, make lacutamab a very exciting potential treatment option for the patients. We look forward to the final results of the TELLOMAK study.”

Summary of Stage 1 results2,3:

	Cohort 2 KIR3DL2 expressing MF patients (n=21)	Cohort 3 KIR3DL2 non-expressing MF patients (n=18)
N prior systemic therapies, median (range)	4 (2-8)	4.5 (2-15)
Global ORR [95% CI]	28.6% [13.8-50.0]	11.1% [3.1-32.8]
Skin [95% CI]	57.1% [36.5-75.5]	16.7% [5.8-39.2]
Blood [95% CI]	62.5% [30.6-86.3]	25% [4.6-69.9]
Lymph node [95% CI]	7.7% [1.4-33.3]	0%
Median PFS[4] [95% CI]	12.0 mo [4.6-15.4]	8.5 mo [4.1-NA]
PFS at 12mo [95% CI]	53.6% [29.4-72.8]	39.6% [13.6-65.0]

In line with previous observations, lacutamab demonstrated a favorable safety profile in MF also in the skin. Grade ≥ 3 Treatment-related (TR) Treatment-Emergent Adverse events (TEAEs) were observed in 2/39 (5.1%) pts and 1/39 (2.6%) patients discontinued study drug due to adverse events. Most common TR TEAEs were asthenia (N=5, 12.8%), arthralgia (N=4, 10.3%), and nausea (N=3, 7.7%).

About Lacutamab:

Lacutamab (IPH4102) is a first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody that is currently in clinical trials for treatment of cutaneous T-cell lymphoma (CTCL), an orphan disease, and peripheral T cell lymphoma (PTCL). Rare cutaneous lymphomas of T lymphocytes has a poor prognosis with few efficacious and safe therapeutic options at advanced stages.

KIR3DL2 is an inhibitory receptor of the KIR family, expressed by approximately 65% of patients across all CTCL subtypes and expressed by up 90% of patients with certain aggressive CTCL subtypes, in particular, Sézary syndrome. It is expressed by up to 50% of patients with mycosis fungoides and peripheral T-cell lymphoma (PTCL). It has a restricted expression on normal tissues.

About TELLOMAK:

TELLOMAK is a global, open-label, multi-cohort Phase 2 clinical trial recruiting patients with Sézary syndrome and mycosis fungoides (MF) in the United States and Europe. Specifically:

  Cohort 1: lacutamab being evaluated as a single agent in approximately 60 patients with Sézary syndrome who have received at least two prior systemic therapies, including mogamulizumab.
  Cohort 2: lacutamab being evaluated as a single agent in patients with MF that express KIR3DL2, as determined at baseline with a Simon 2-stage design.
  Cohort 3: lacutamab being evaluated as a single agent in patients with MF that do not express KIR3DL2, as determined at baseline, with a Simon-2 stage design.
  All comers: lacutamab being evaluated as a single agent in patients with both KIR3DL2 expressing and non-expressing MF to explore the correlation between the level of KIR3DL2 expression and treatment outcomes utilizing a formalin-fixed paraffin embedded (FFPE) assay under development as a companion diagnostic.

Overall, MF cohorts (cohort 2, cohort 3 and all comers) will enroll approximately 100 patients.

The MF cohorts 2 and 3 follow a Simon 2-stage design that will terminate early if treatment is considered futile. The Sézary syndrome cohort of the study could enable the registration of lacutamab in this indication.

The primary endpoint of the trial is objective global response rate. Key secondary endpoints are progression-free survival, duration of response, overall survival, quality of life, pharmacokinetics and immunogenicity and adverse events.

Global response in cutaneous lymphoma is measured by the guidelines published by Olsen et. al in the Journal of Clinical Oncology in 2011.5

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

1 EORTC CLTG : European Organisation for Research and Treatment of Cancer Cutaneous Lymphoma Tumour Group
2 Data cutoff : March 4, 2022
3 The data presented at the EORTC CLTG Meeting has a longer follow-up with 5 additional patients across both cohorts than data presented at 16 International Conference on Malignant Lymphoma on June 2021.
4 PFS : Progression Free Survival
5 Olsen EA, Whittaker S, Kim YH, et al. Clinical end points and response criteria in mycosis fungoides and Sézary syndrome: a consensus statement of the International Society for Cutaneous Lymphomas, the United States Cutaneous Lymphoma Consortium, and the Cutaneous Lymphoma Task Force of the European Organisation for Research and Treatment of Cancer. J Clin Oncol. 2011;29(18):2598-2607. doi:10.1200/JCO.2010.32.0630

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